UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number: 001-14974

1-5, rue Jeanne d'Arc

92130 Issy-les-Moulineaux

France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

Exhibits

Exhibit 1   Press Release, “Fourth quarter 2010 revenues, Second Half and Full Year 2010 Results (unaudited)", dated February 28, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Technicolor
	By:	/s/ Aaron Ross
	Name:	Aaron Ross
Date: March 2, 2011	Title:	Corporate General Counsel

Exhibit 1

PRESS RELEASE

Strong revenue growth in Q4 2010 and
increase in Adjusted EBITDA margin in H2 2010

2011 is expected to show a stabilization in the Group’s performance as it accelerates efforts to fuel sustainable growth in its digital businesses

…

Fourth quarter 2010 revenues,
Second Half and Full Year 2010 Results (unaudited)

•

Q4 2010 revenues of €1,155 million, up 21.4% vs. Q4 2009, with improved trends across all activities H2 2010 revenues of €2,075 million, up 16.9% vs. H2 2009

•

H2 2010 Adjusted EBITDA1 of €363 million, or 17.5% of revenues, an increase of 1.2 points vs. H2 2009

•

H2 2010 Group Free Cash Flow2 of €16 million after funding of growth-related capex and working capital

•

FY 2010 revenues of €3,574 million, down 1.2% vs. FY 2009

•

FY 2010 Adjusted EBITDA of €505 million, or 14.1% of revenues, up 0.3 point vs. 2009

•

FY 2010 net result of €(69) million, including items related to the completion of the debt restructuring and of the disposal program, as well as impairments

•

Net debt as per consolidated financial statements of €993 million at 31 December 2010, down €283 million vs. 30 June 2010

•

The Group’s objective is to achieve in 2011 slight revenue growth overall at constant rates.

•

Our focus in 2011 is to favor organic growth and innovation to ensure a solid foundation is laid for the coming years. Notwithstanding this focus, the Group’s objective is to be able to generate an Adjusted EBITDA in 2011 comparable or slightly up compared with the level achieved in 2010.

1 EBIT from continuing operations minus depreciation and amortization (including impairments charges), minus restructuring and minus other income and expenses. A detailed calculation of adjusted indicators is presented in appendix (page 26)

2 FCF from both continuing operations and discontinued operations (see footnotes 3, 5 and 6)

Paris (France), 28 February 2011  The Board of Directors of Technicolor (Euronext Paris: TCH; NYSE: TCH) met today to review the Group’s 2010 results.

Comment by Frederic Rose, CEO

“Our strong second half 2010 performance provide a good foundation for further organic growth, based on our strength in innovation and by taking advantage of technological disruption. Now that our restructuring phase is over, we will continue our investments in 2011 to ensure that Technicolor remains at the centre of the technological innovation in the migration of the media and entertainment industry to an all-digital world. Some of our choices are already starting to bear fruit, such as MediaNavi, our next generation digital home software solution and our continued expansion in digital production. In parallel, we will continue to focus on our operational performance and profitability to ensure that we drive profitable growth and increase our cash generation.”

Quarterly revenues and summary of consolidated 2010 results (unaudited)

All figures are preliminary and subject to final audit. The audit process is in progress.

As announced on 23 February 2010, the Group has decided to end the disposal process for PRN, which is now accounted as part of its continuing operations within Entertainment Services. All figures for 2010 and 2009 have been restated to allow same perimeter comparisons. Technicolor provides a comprehensive view of the impact of this change in consolidation perimeter in appendix (pages 20 and 21).

	Q1 2010	Chg.	Q2 2010	Chg.	Q3 2010	Chg.	Q4 2010	Chg.
Group revenues from continuing operations	704	(24.8)%	795	(12.2)%	920	+11.6%	1,155	+21.4%
Change, at constant rates	(25.3)%		(16.2)%		+5.8%		+14.8%
o/w Technology	93	(0.2)%	95	(7.0)%	126	+27.7%	136	+40.2%
Change, at constant rates	(1.9)%		+1.2%		+31.5%		+38.5%
o/w Entertainment Services	326	(13.5)%	342	(3.8)%	433	+9.3%	596	+28.5%
Change, at constant rates	(13.1)%		(13.3)%		+1.6%		+20.6%
o/w Digital Delivery	283	(32.9)%	357	(14.3)%	360	+14.6%	423	+12.5%
Change, at constant rates	(34.0)%		(18.6)%		+8.0%		+5.9%

Technicolor is presenting, in addition to published results and with the aim to provide a more comparable view of the evolution of its operating performance vs. 2009, a set of adjusted indicators which exclude the following items as per the statement of operations of our consolidated financial statements:

•

Restructuring charges

•

Net impairment charges

•

Other income and expenses (other non-current items)

These adjustments, the reconciliation of which is presented in the appendix, amount to an impact on Group EBIT from continuing operations of €(196) million for 2010, compared with an impact of €(157) million for 2009.

The adjustment methodology is the same as the one used for the 2008 and 2009 results.

In € million	Second Half			Full Year

	2009	2010	Change, reported	2009	2010	Change, reported
Group revenues from continuing operations Change, at constant rates	1,776	2,075	+16.9%	3,619	3,5474	(1.2)%
		+10.6%			(5.4)%
Adjusted EBITDA from continuing operations as a % of revenues	289	363	+74	499	505	+6
	16.3%	17.5%	+1.2.pts	13.8%	14.1%	+0.3 pt
Adjusted EBIT from continuing operations as a % of revenues	165	200	+35	256	234	(22)
	9.3%	9.6%	+0.3 pt	7.1%	6.5%	+(0.6) pt
EBIT from continuing operations	94	15	(79)	99	38	(61)
Financial result	(58)	(96)	(38)	(68)	116	+184
Share of profit/(loss) from associates	0	0	–	0	0	–
Income Tax	2	16	+14	(35)	2	+37
Profit/(loss) from continuing operations	38	(65)	(103)	(4)	156	+160
Loss from discontinued operations	(55)	(100)	(45)	(338)	(225)	+113
Net income, Group share	(17)	(165)	(148)	(342)	(69)	+273
Operating Cash flow from continuing operations[3]	201	256	+55	281	304	+23
Group Free Cash FLow	177	16	(161)	(63)	(100)	(37)
Net financial debt as per financial statements				2,174	993	(1,181)
Net financial debt a nominal value (non IFRs)				2,174	1,191	(983)

3 Operating cash flow from continuing operations is defined as Adjusted EBITDA minus net capex and restructuring cash out

Summary of second half and full year 2010 financial indicators by segments (unaudited)

Technicolor presented at CES 2011 a new service platform named MediaNavi, simplifying and enhancing the media consumption experience, whilst aggregating operator, web and each customer's personal media. MediaNavi has been designed to run as an application for tablets and smartphones, supporting Android, WebOS, Windows7, MeeGo and iOS operating systems. It operates a set of web services in connection with not just Technicolor Set Top Boxes, but also third party Set Top Boxes and connected TVs. It is also underpinned by several patent families developed by Technicolor in these domains. The MediaNavi platform commercialization is therefore based on a technology licensing model.

Due to the close link with the Digital Home Products (set-top boxes and gateways) and Media Services activities of the Digital Delivery Group, MediaNavi was initially developed within that business. Given the chosen business model, validated by the first feedback provided by potential clients and partners, and the Group’s initiative in the later part of 2010 to set-up a technology licensing practice within the Technology business, MediaNavi was transferred accordingly from the Digital Delivery segment to the Technology segment.

Further details on the financial impacts of this change in reporting are disclosed in appendix.

		Second Half			Full Year
In € million		2009	2010	Change at constant rates	2009	2010	Change at constant rates
Group revenues from continuing operations		1,776	2,075	+10.6%	3,619	3,574	(5.4)%
of which:	Technology	195	261	+35.0%	391	450	+17.3%
	Entertainment Services	860	1,029	+11.8%	1,593	1,697	+0.8%
	Digital Delivery	690	783	+6.9%	1,529	1,423	(11.3)%
Adjusted EBITDA from continuing operations		289	363		499	505
as a % of revenues		16.3%	17.5%		13.8%	14.1%
of which:	Technology	139	201		276	327
	as a % of revenues	71.5%	77.0%		70.7%	72.7%
	Entertainment Services	154	157		219	217
	as a % of revenues	18.0%	15.3%		13.8%	12.8%
	Digital Delivery	60	45		123	55
	as a % of revenues	8.8%	5.7%		8.1%	3.9%
Adjusted EBIT from continuing operations		165	200		256	234
as a % of revenues		9.3%	9.6%		7.1%	6.5%
of which:	Technology	129	195		258	315
	as a % of revenues	66.3%	74.5%		66.1%	70.0%
	Entertainment Services	69	42		74	35
	as a % of revenues	8.0%	4.1%		4.6%	2.1%
	Digital Delivery	26	5		36	(20)
	as a % of revenues	3.8%	0.7%		2.4%	(1.4)%

Key highlights

Solid revenue trend in Q4 and H2 2010

•

In the fourth quarter of 2010, Group revenues from continuing operations amounted to €1,155 million, up 21.4% at current currency compared with the fourth quarter of 2009 (+14.8% at constant currency).

o

Technology revenues were up 40.2% YoY4 (+38.5% at constant currency), with Licensing activities benefiting from the continuing growth in worldwide consumer electronic products shipments.

o

Entertainment Services revenues were up 28.5% YoY (+20.6% at constant currency), reflecting stronger market positions and improved market conditions in Creation Services, DVD Services and Digital Cinema distribution.

o

Digital Delivery revenues increased by 12.5% YoY (+5.9% at constant currency), reflecting solid growth in Digital Home Products volumes and Media Services activities.

•

Significant customer wins and product launches

o

In the fourth quarter of 2010, Technicolor won several new customers such as Relativity Media for services including production, post production, release printing and distribution for theatrical and subsequent windows, and Telefónica O2 UK for its broadband advanced gateway.

o

The Group expanded its offering with a set of new products and services including its MediAffinity digital library management platform, 3D certification program and new products for the digital home ranging from DSL to ultra broadband business gateways.

o

Technicolor also unveiled a set of organic innovations at the Consumer Electronics Show in January 2011, including its MediaNavi multi-screen content platform, which will go under trial with broadband operator Talk Talk in the UK, and its MediaEncore next generation media gateway, picked by Light Reading as a Top 10 "Cool Things" seen at this year's show.

•

In the second half of 2010, Group revenues from continuing operations amounted to €2,075 million, up 16.9% compared with the second half of 2009 (+10.6% at constant currency).

In line with the company’s guidance provided on 29 July 2010, revenues from continuing operations increased by 18.2% at current currency (+12.0% at constant currency) excluding the contribution from PRN.

Improvement in Adjusted EBITDA in H2 2010

•

Adjusted EBITDA from continuing operations amounted to €363 million in the second half of 2010, or 17.5% of revenues, an increase of 1.2 points compared with the second half of 2009.

o

Technology Adjusted EBITDA margin raised by 5.5 points to 77.0% of sales, driven by higher revenues and ongoing cost optimization.

4 Year-over-year

-

Entertainment Services Adjusted EBITDA was slightly up at €157 million, a decrease of 2.7 points compared with the second half of 2009. The DVD Services margin decreased due to higher than expected customer orders in the fourth quarter of 2010, which led to an increase in the level of replication volume subcontracted to third parties and higher distribution costs. In addition, the DVD Services margin was negatively impacted by non-recurring transition and on-boarding costs for the Warner Bros. agreement. Creation Services margins continued to improve and Theatrical Services Adjusted EBITDA was stable despite the revenue drop.

-

Digital Delivery Adjusted EBITDA margin partly recovered in the second half of the year following a significant drop in the first half, but was 3.1 points below the second half of 2009 level. The decrease reflected a less favorable overall mix year-over-year within Connect, ramp up development costs of new contracts as well as significant investments in major new growth initiatives which were unveiled at CES 2011.

Excluding the contribution from PRN, the Adjusted EBITDA margin from continuing operations improved by 1.0 point, in line with the company’s guidance provided on 29 July 2010.

Net income in H2 2010 impacted by impairments and disposals

•

In the second half of 2010, Adjusted EBIT from continuing operations amounted to €200 million compared with €165 million in the second half of 2009, an increase in margin of 0.3 point despite higher Depreciation & Amortization.

•

EBIT from continuing operations amounted to €15 million in the second half of 2010, mainly due to goodwill impairment and restructuring charges:

-

The Group recorded impairment charges for an amount of €183 million (€49 million in the second half of 2009). Goodwill impairment charges amounted to €161 million in the second half of 2010, including a charge of €58 million on Entertainment Services essentially resulting from the decision taken by the Group to scale down its photochemical film replication capacities, and a charge of €103 million on Digital Delivery, reflecting in particular the impact on profitability of the Group’s commercial difficulties encountered in relation with its financial restructuring. Net asset write-offs (excluding goodwill) amounted to €22 million in the second half of 2010, mainly related to photochemical film activities.

-

Restructuring charges for the second half of 2010 amounted to €26 million (€38 million in the second half of 2009), largely related to the photochemical film business.

•

In the second half of 2010, the financial result of the Group amounted to €;(96) million, including net interest charges of €(98) million.

•

Net result from continuing operations amounted to €(65) million in the second half of 2010.

•

Net result from discontinued operations amounted to €(100) million in the second half of 2010, resulting mainly from an EBIT loss of €79 million for the former Grass Valley perimeter, including €74 million of capital losses resulting from the disposal of the Broadcast and Transmission businesses.

•

Net result (Group share) amounted to a loss of €165 million in the second half of 2010.

Increase in Operating Cash Flow from continuing operations in H2 2010

•

Operating cash flow from continuing activities amounted to €256 million in the second half of 2010, or 12.3% of sales, a YoY increase of 1.0 point. This increase resulted from the higher Adjusted EBITDA and lower restructuring cash outflow, partially offset by higher capex.

-

In the second half of 2010, cash outflow for net capital expenditures amounted to €89 million, a €38 million YoY increase essentially driven by investments in Blu-ray ™ replication lines in relation with the Warner Bros. agreement and expansion of VFX and animation infrastructure.

-

Cash outflow related to restructuring amounted to €18 million, €20 million lower than in the second half of 2009.

Positive Free Cash Flow in H2 2010

•

Free Cash Flow from continuing operations5 amounted to €51 million in the second half of 2010.

-

Free Cash Flow from continuing operations was impacted by a €99 million increase in working capital and other assets and liabilities requirements in the second half of 2010, reflecting the growth in volumes and revenues recorded by Entertainment Services and Digital Delivery in the second half of the year.

-

Cash financial charges amounted to €80 million.

-

Other cash charges, mainly related to tax and pensions, amounted to €26 million.

Free Cash Flow from continuing operations was €161 million lower compared with the second half of 2009, mainly due to the increase in working capital and the higher cash financial charges, partly offset by the improvement in operating cash flow in the second half of 2010. In the second half of 2009, Free Cash Flow from continuing operations benefited from a €96 million decrease in working capital and other assets and liabilities in the context of significant revenue decline over the period.

•

Free Cash Flow from discontinued operations6 amounted to €(35) million in the second half of 2010 compared with €(35) million in the second half of 2009, representing essentially the operating losses and cash restructuring charges related to the Grass Valley businesses.

•

Group Free Cash Flow was positive in the second half of 2010 at €16 million, notwithstanding the higher levels of investments and the strong increase in working capital within continuing operations, as well as the cash consumption of Grass Valley businesses.

Cash position and financial debt

•

Gross debt as per consolidated financial statements amounted to €1,325 million on 31 December 2010, a decrease of €367 million compared with 30 June 2010:

-

Repayment of the totality of the Group’s DPN for an amount of €261 million

-

Debt reimbursement for €30 million

•

Other for €76 million, mainly reflecting a positive forex impact on the Group’s debt denominated in US dollar

•

The Group’s cash position amounted to €332 million at 31 December 2010, compared with €416 million at 30 June 2010. The change in cash position resulted from:

-

Positive Group Free Cash Flow of €16 million

5 Operating cash flow from continuing operations minus change in working capital and other assets and liabilities, tax, financial and non current cash out

6Operating cash flow from discontinued operations minus change in working capital and other assets and liabilities, tax, financial and non current cash out

-

Remaining cash out on debt restructuring fees for €22 million

-

Debt reimbursement for €30 million

-

Other cash outflows for €37 million, mainly related to the treasury transferred as per the terms of the Grass Valley Broadcast disposal and to a cash outflow of €6 million related to the DPN repayment

-

Negative Forex impact of €11 million

•

Net debt as per consolidated financial statements amounted to €993 million on 31 December 2010 compared with €1,276 million at 30 June 2010.

•

Net debt at nominal value (non IFRS) amounted to €1,191 million on 31 December 2010 compared with €1,506 million at 30 June 2010.

Financial covenants

On 31 December 2010, the Group met its financial covenants.

Covenant*	Actual on 31 December 2010
Interest cover: EBITDA/Financial Interests above 2.80x	3.73 x
Leverage: Net debt/EBITDA below 3.20x	2.09 x
Capital expenditure: Net capex below €190 million	€171 million

* For the calculation of covenants, the definition of EBITDA as per the credit agreements is the same as the definition of Adjusted EBITDA detailed in appendix on page 26, except for some perimeter differences (mainly PRN)

Full year 2010 results

•

In 2010, Group revenues from continuing operations amounted to €3,574 million, down 1.2% YoY (down 5.4% at constant currency). Excluding the retail telephony business, from which the Group exited at the end of 2009, revenues increased by 1.5% in 2010 (down by 2.8% at constant currency), with revenue growth in the second half almost fully offsetting the first half revenue drop.

•

Adjusted EBITDA from continuing operations reached €505 million in 2010 compared with €499 million in 2009. Following the decrease in the first half of 2010, the Group showed an improvement in Adjusted EBITDA in the second half driven by the increase in revenues and tight cost control, notwithstanding the decision to maintain investments in R&D and sales to drive growth in its key activities.

•

For the full year of 2010, Group net result from continuing operations came to a profit of €156 million, including:

-

a net gain of €246 million mainly related to the debt restructuring;

-

goodwill and fixed asset impairment charges for €(183) million, essentially related to photochemical film activities and to Digital Delivery;

-

a foreign exchange loss of €(55) million resulting mainly from the revaluation of debt denominated in US dollar;

-

a deferred tax income of €32 million mainly related to the recognition of the remaining unrecognized French tax losses carried forward.

•

For the full year 2010, Group share of net result amounted to a loss of €(69) million, including a loss on discontinued operations of €(225) million.

•

In 2010, the Group’s cash position decreased by €237 million, resulting from negative Free Cash Flow of €(100) million, €(76) million related to the costs of the Group’s balance sheet restructuring, €(49) million related to cash repayment of debt net of disposal proceeds, €(41) million impact of disposals, and other including positive forex impact of €29 million.

Dividend

The Board proposes no dividend for the fiscal year 2010.

Priorities and objectives for 2011

Based on our commercial and technological achievements in the second half of 2010, the Group intends to accelerate organic investments in 2011 in the following areas:

•

Technology Licensing – MediaNavi – following a successful service introduction at CES and the announcement of a trial with TalkTalk in the UK, we are engaged in discussions with a number of additional customers and partners. In this context, we expect to accelerate our related research investments in 2011.

•

Digital Home – We have recently been awarded our first material order from a tier 1 European operator for a next generation set-top box based on our new software platform. Additional customers are also expected in 2011. The Group has therefore accelerated its software development investments to ensure that it is able to deliver material volumes in 2012. We also expect to announce in 2011 our first customer for the MediaEncore solution (integrated access gateway and media server).

•

Digital Production – Given the strength of the market and our fast and profitable growth in this business, we intend to accelerate investments in 2011 to both increase capacity and develop new software with the objective to more than double turnover by 2013. Additional physical expansions will occur principally in London, Vancouver, New York and Bangalore.

•

Digital Cinema – Building on our over 60% market share in North American Digital Cinema distribution and the accelerated migration of screens to digital, the Group will accelerate investments to expand our satellite network with a view to reach over 1,500 sites by end 2012.

In parallel, we will continue to manage our operational performance and cost structure in 2011. The Group will focus specifically on photochemical film rationalization, operational performance and quality, particularly in Connect and DVD services, and continued efforts on cost improvements and cash generation.

The Group’s objective is to achieve in 2011 slight revenue growth overall at constant rates. More specifically, we expect Entertainment Services and Digital Delivery to grow faster than the market. With regard to Licensing, following a very strong 2010 performance and given our exposure to the global consumer electronics market, we expect a small decline in revenue in 2011 linked to global consumer electronics volumes.

Our focus in 2011 is to favor organic growth and innovation to ensure a solid foundation is laid for the coming years. Notwithstanding this focus, the Group’s objective is to be able to generate an Adjusted EBITDA in 2011 comparable or slightly up compared with the level achieved in 2010.

Technicolor intends to voluntarily delist its shares from the NYSE and deregister with the SEC

Technicolor intends to apply for the voluntary delisting of its American Depositary Shares (ADSs) from the New York Stock Exchange (NYSE) and voluntarily terminate the registration of its securities under the U.S. Securities Exchange Act of 1934. Technicolor expects to file its Form 25 with the NYSE and with the SEC to delist its ADSs on or about March 11, 2011. The delisting will become effective at the close of trading on March 21, 2011, and the ADSs will trade in the OTC market beginning March 22, 2011. Technicolor expects to file its Form 15-F to deregister with the SEC on or about March 22, 2011, and its deregistration is expected to become effective 90 days thereafter.

Technicolor’s rationale for delisting and deregistration is based on the following:

•

The primary market for Technicolor's shares is the NYSE Euronext, where the average trading volume has accounted for more than 99% of Technicolor's worldwide trading volume over the last three years;

•

Technicolor's ADS trading volume has declined over the past three years and has accounted for approximately 0.5% of the total volume of shares traded over the last year (adjusted to reflect Technicolor's June 2010 ten-for-one reverse share split);

•

Technicolor is continuously seeking to optimize its operating costs. Following its delisting and deregistration, Technicolor will maintain its American Depositary Receipt (ADR) program as a "level one" program to enable investors to retain their ADRs, which they may trade in the U.S. over-the- counter market. The delisting and deregistration will have no impact on Technicolor's primary listing of its ordinary shares on NYSE Euronext.

Technicolor will continue to publish English language financial reports, financial statements, press releases and shareholder information, which will be available on its website (www.technicolor.com) in accordance with Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934.

Technicolor considers that U.S. investors are an important part of its investor base and will maintain its relationship with them, as well as maintaining and continuing to develop its business operations in the United States. The Company will continue to provide a high standard of corporate governance, information and disclosure for all investors, including those in the United States, and intends to maintain high standards of financial reporting discipline and to capitalize on the work undertaken to comply with the Sarbanes Oxley Act embedding internal controls within operational management, by keeping an annual program to monitor the quality of its internal control going forward.

Fourth quarter and second half 2010 business review

Technology

In the fourth quarter of 2010, Technology revenues were up 40.2% at current currency and up 38.5% at constant currency compared with the fourth quarter of 2009.

•

In the fourth quarter of 2010, Research & Innovation contributed organic 3D innovation into the technology underpinning the Technicolor Certifi3D 3D certification service launched at the end of 2010 and demonstrated at CES in January 2011. Also at CES, enabling technologies from Research & Innovation figured in new product and services showcased around the Digital Home.

•

In the fourth quarter 2010, Licensing activities benefited from a strong increase in revenues from MPEGLA and from the sustained performance of the other licensing programs, driven by continuing growth in worldwide consumer electronic products shipments. The company has also launched litigations against Chimei, Qisda and Au Optronics in the US for infringement of its LCD monitor patents following lengthy unfruitful negotiations.

•

Technicolor presented at CES 2011 a new service platform named MediaNavi, simplifying and enhancing the media consumption experience, whilst aggregating operator, web and each customer's personal media. MediaNavi has been designed to run as an application for tablets and smartphones, supporting Android, WebOS, Windows7, MeeGo and iOS operating systems. It operates a set of web services in connection with not just Technicolor Set Top Boxes, but also third party Set Top Boxes and connected TVs. It is also underpinned by several patent families developed by Technicolor in these domains. The MediaNavi platform commercialization is therefore based on a technology licensing model.

Due to the close link with the Digital Home Products (set-top boxes and gateways) and Media Services activities of the Digital Delivery Group, MediaNavi was initially developed within that business. Given the chosen business model, validated by the first feedback provided by potential clients and partners, and the Group’s initiative in the later part of 2010 to set-up a technology licensing practice within the Technology business, MediaNavi was transferred accordingly from the Digital Delivery segment to the Technology segment. Further details on the financial impacts of this change in reporting are disclosed in appendix.

Technicolor announced early January a partnership with TalkTalk, a leading UK broadband provider, to trial MediaNavi on tablets as a personalized and enriched second screen video experience. In further collaboration, the two companies are working together on the future integration of MediaNavi into TalkTalk’s set-top-boxes.

In the second half of 2010, Technology revenues were up 33.9% at current currency and up 35.0% at constant currency compared with the same period of 2009. Adjusted EBITDA margin in the second half of 2010 for the Technology business was up 5.5 points of revenue, mainly resulting from the increase in Licensing revenues and from continuing optimization in patent prosecution, filing and annuities costs.

Technology financial indicators
In € million	4Q 2009	4Q 2009	2H 2009	2H 2010
Revenues	97	136	195	261
Change, as reported (%)		+40.2%		+33.9%
Change at constant currency (%)		+38.5%		+35.0%
Of which Licensing revenues	96	135	194	260
Change, as reported (%)		+40.3%		+34.0%
Change at constant currency (%)		+38.6%		+35.1%
Adjusted EBITDA			139	201
Change, as reported (%)				+44.2%
Adjusted EBITDA margin (%)			71.5%	77.0%
EBIT			103	199
EBIT margin (%)			52.9%	76.0%
Adjusted EBIT			129	195
Adjusted EBIT margin (%)			66.3%	74.5%

Entertainment Services

As indicated above, the PRN (Premier Retail Networks) business, previously accounted as part of discontinued operations, is now accounted as part of continuing operations. Further details on the financial impacts of this change in consolidation are disclosed in appendix (pages 20 and 21).

In the fourth quarter of 2010, Entertainment Services revenues were up 28.5% at current currency and up 20.6% at constant currency compared with the fourth quarter of 2009. Creation Services benefited from strong levels of activity resulting from market share gains, increased digital production capacities and improved market conditions in postproduction. The acceleration in Digital Cinema installation of theaters in the US and Europe weighed significantly on photochemical film volumes, but continued to strongly benefit our Digital Cinema distribution business. DVD Services benefited from a notable acceleration in Blu-ray™ growth and recorded very strong volume increase overall, mainly due to the Warner Bros. agreement and to higher-than-expected orders from other existing and new customers. PRN recorded a strong increase in overall advertizing sales to other customers and by the addition of two new retail clients in the course of the year. PRN revenues were however lower in the second half of 2010 compared with the second half of 2009 due to a change in the scope of the relationship with Walmart as per the contract renewal at the end of 2009.

In the second half of 2010, Entertainment Services revenues were up 19.7% at current currency and up 11.8% at constant currency compared with the second half of 2009. Entertainment Services Adjusted EBITDA was slightly up at €157 million, a decrease of 2.7 points compared with the second half of 2009. The DVD Services margin decreased due to higher than expected customer orders in the fourth quarter of 2010, which led to an increase in the level of replication volume subcontracted to third parties and higher distribution costs. In addition, the DVD Services margin was negatively impacted by non-recurring transition and on-boarding costs for the Warner Bros. agreement. Creation Services margins continued to improve and Theatrical Services margin was stable despite the revenue drop.

Entertainment Services financial indicators

In € million	4Q 2009	4Q 2010	2H 2009	2H 2010
Revenues	464	596	860	1,029
Change, as reported (%)		+28.5%		+19.7%
Change at constant currency (%)		+20.6%		+11.8%
Adjusted EBITDA			154	157
Change, as reported (%)				+1.6%
Adjusted EBITDA margin (%)			18.0%	15.3%
EBIT			21	(49)
EBIT margin (%)			2.5%	(4.7)%
Adjusted EBIT			69	42
Adjusted EBIT margin (%)			8.0%	4.1%

Creation and Theatrical Services

•

Creation Services

Creation Services posted strong revenue growth in the fourth quarter of 2010 compared with the fourth quarter of 2009.

o

Digital Production activities continued to grow at a fast pace during the fourth quarter of 2010, mainly as a result of market share gains in visual effects (VFX) for commercials, in an improved advertizing market environment. VFX for Film continued to perform well, with the launch during the quarter of new projects including Pirates of the Caribbean 4 Harry Potter 8 and X-Men 4 Animation activities also continued to deliver a solid performance during the quarter, with continued work on Nickelodeon’s TV series Penguins of Madagascar, Kung Fu Panda and Fanboy.

o

Postproduction revenues increased in the fourth quarter of 2010 compared with the fourth quarter of 2009, mainly driven by favorable market trends for TV broadcast in Canada, the United States and the UK.

Theatrical Services

Revenues from Theatrical Services decreased in the fourth quarter of 2010 compared with the fourth quarter of 2009.

o

Digital Cinema distribution activities recorded a strong increase in revenue in the fourth quarter of 2010, reflecting the continued growth in digital screen penetration in the US and in Europe.

o

Photochemical Film footage declined by 27% in the fourth quarter of 2010 compared to the fourth quarter of 2009, driven primarily by the acceleration in Digital Cinema installation of theaters, particularly in North America where Digital Cinema accounts for approximately 36% of screens as of the end of 2010. In addition, Technicolor terminated its film printing contract with Universal Studios in the fourth quarter 2010. Consequently, Theatrical Services recorded lower revenues compared with the fourth quarter of 2009. The Group is continuing to align its cost structure with lower revenues. As a result of these continuing efforts and of an improved volume mix, Adjusted EBITDA of Theatrical Services was flat for the fourth quarter of 2010 compared to the fourth quarter of 2009.

o

Following the comments made in the Q3 2010 revenues press release in relation with the Group’s plans in the photochemical film business, Technicolor is exiting its North Hollywood location upon completion of its lease in 2011 and is focusing North America release printing in Mirabel (Canada). Technicolor will maintain, however, a Los Angeles lab presence to provide required front-end, pre- release and limited release printing capabilities, consistent with market volume requirements in the context of increasing Digital Cinema conversion. The Group has also announced plans to downsize its European film lab operations as a result of growing Digital Cinema penetration in these markets.

Photochemical Film footage
	Q4 2009	Q4 2010	H2 2009	H2 2010
Film footage (bn feet)	1.1	0.8	2.0	1.5
Change (%)		(27)%		(24)%

PRN

Premier Retail Networks (PRN) provides digital place-based media services that enable retailers, marketers and in-venue owners to reach consumers in more than 8,500 locations in the United States and Mexico. PRN works with leading retailers, advertisers, content and technology companies to create and deliver place-based media that engages, informs and motivates consumers where they shop.

•

PRN’s customers include SuperValu, Sam’s Club, Walmart, Costco and Target retail locations

•

PRN’s competitors include CBS Outernet, Captivate and Reach Media Group

PRN revenue were lower in the second half and for the full year 2010 compared with 2009 due to a change in the scope of the relationship with Walmart which occurred when the long term agreement with this key customer was renewed at the end of 2009. The impact of this change in business model with Walmart on revenues was partly offset by a strong increase in overall advertizing sales to other customers and by the addition of two new retail clients in the course of the year.

DVD Services

In the fourth quarter 2010, combined DVD and Blu-ray™ volumes increased by 54%, due to the start of the Warner Bros. agreement in August and strong growth in Blu-ray™ volumes.

Even excluding the Warner Bros. volumes impact, Technicolor volumes increased in the mid-single digit range in the fourth quarter 2010 compared with 2009. The Group benefited from continuing improvements in consumer DVD purchasing and from the acceleration in Blu-ray™ growth driven by increased household penetration of Blu-ray™ players and by growing Blu-ray™ catalog business. During the fourth quarter, the DVD Services business won several new contracts from existing and new customers, including for 3D Blu-ray™.

DVD volumes

	Q4 2009	Q4 2010	H2 2009	H2 2010
DVD volumes (million units)	341	524	622	866
Change (%)		+54%		+39%
o/w SD DVD (Standard Definition)	289	441	531	733
Change (%)		+54%		+38%
o/w Blu-ray™	21	47	36	73
Change (%)		+121%		+105%
o/w Games and Kiosk	31	36	55	60
Change (%)		+15%		+9%

Digital Delivery

Digital Delivery revenues increased 12.5% at current currency and 5.9% at constant currency in the fourth quarter of 2010 compared with the fourth quarter of 2009, reflecting strong growth in Digital Home Product volumes and Media Services activities. In the second half of 2010, Digital Delivery revenues rose 13.4% at current currency and 6.9% at constant currency compared with the same period of 2009.

Digital Delivery Adjusted EBITDA margin partly recovered in the second half of the year following a significant drop in the first half, but was 3.1 points below the second half of 2009 level. The decrease reflected a less favorable overall mix year-over-year within Connect, ramp up development costs of new contracts as well as significant investments in major new growth initiatives which were unveiled at CES 2011.

Digital Delivery financial indicators

As mentioned above, MediaNavi revenues and associated costs are now excluded from Digital Delivery and are reported within Technology. Further details on the financial impacts of this change in reporting are disclosed in appendix.

In € million	Q4 2009*	Q4 2010*	H2 2009*	H2 2010*
Revenues	376	423	690	783
Change, as reported (%)		+12.5%		+13.4%
Change, at constant currency (%)		+5.9%		+6.9%
Adjusted EBITDA			60	45
Change, as reported (%)				(25.8)%
Adjusted EBITDA margin (%)			8.8%	5.7%
EBIT			22	(91)
EBIT margin (%)			3.1%	(11.7)%
Adjusted EBIT			26	5
Adjusted EBIT margin (%)			3.8%	0.7%
* excluding MediaNavi, now reported within Technology

Connect

In the fourth quarter of 2010, Connect activities recorded stronger revenues compared with the same period of 2009, principally driven by increased shipments of Digital Home Products, particularly Cable and Satellite set-top boxes, as well as broadband Telecom gateways, partially offset by a less favorable overall mix year-over-year.

•

In Satellite, growth in set-top box volumes was strong and mix improved compared with the same period in 2009, in line with the trend experienced in the third quarter of 2010, mainly as a result of increased shipments of higher-end products such as HD-PVRs to a key customer in North America, and stronger deliveries to other customers based in Europe and in South America.

•

In Cable, volumes increased significantly year-over-year, primarily driven by higher deliveries of digital-to-analog adapters to a key customer in North America, as well as continued growth in shipments of cable modems, especially in South America. Cable product mix was nevertheless less favorable than in the same period in 2009.

•

In Telecom, volumes were slightly up year-over-year, with strong growth in shipments of broadband gateways but lower deliveries of IP set-top boxes and basic DSL modems.

Technicolor has introduced at CES 2011 its next generation digital home platform, MediaEncore, which seamlessly integrates home gateway, personal home storage, and set-top box functions, serving video and services to all home devices. MediaEncore relies on a common digital home software foundation that is being developed across all divisions' products to address the deployment of next generation services in the home. It also leverages the ‘Connect excellence’ program that is being expanded to all Digital Delivery’s products and services in order to guarantee the highest level of quality and processes efficiency when delivering integrated hardware and software platforms. The Group has also integrated the MediaNavi muti-screen content platform across its portfolio of Digital Home Products to simplify and enhance the user experience and increase content consumption in the digital home environment.

Digital Home Products Indicators

KPIs	Q4 2009	Q4 2010	H2 2009	H2 2010
Cable (m)	1.7	2.3	2.9	4.4
Satellite (m)	2.0	2.6	3.7	4.7
Telecom (m)	2.6	2.7	5.0	5.0
Total Digital Home Products (m)	6.4	7.6	11.6	14.1
Change		+19%		+22%

Digital Content Delivery Services

In the fourth quarter of 2010, revenues from Digital Content Delivery Services activities rebounded strongly compared with the same period in 2009, driven by a continuing recovery in Media Services,

reflecting market share gains and an improvement in the overall market environment, and despite slightly lower revenues from Broadcast Services year-over-year.

•

Media Services revenues primarily benefited from increased volumes for Compression & Authoring and Localization (dubbing and subtitling) services, reflecting a pickup in demand and customer wins, while tape duplication and other digital services recorded broadly stable revenues compared with 2009. In the fourth quarter of 2010, Technicolor launched its 3D certification program, Certifi3D, an advanced 3D analysis software tool that was developed by the Group’s Research & Innovation team and that is geared towards broadcasters and network service providers with the goal of delivering quality and comfortable 3D experiences to end consumers.

•

Broadcast Services revenues were slightly lower year-over-year. Market conditions were stable in the quarter, with a continuing migration of TV broadcast networks to High Definition, as reflected by the launch of four new HD channels for key customers in the UK.

Other continuing operations

Adjusted EBITDA for the “Other” segment amounted to €(40) million in the second half of 2010 compared with €(65) million in the second half of 2009, resulting from an improvement in the level of unallocated corporate costs, driven by cost-saving actions, one-off costs in 2009 not recurring in 2010 and the exit of the retail telephony business in 2009.

…

An analyst conference call hosted by Frederic Rose, CEO and Stephane Rougeot, CFO will be held on Tuesday 1 March 2011 at 15:00 CET. The presentation document will be made available on the Technicolor website prior to the call.

Financial Calendar

Q1 2011 Revenues	28 April 2011
H1 2011 Results	28 July 2011
Q3 2011 Revenues	27 October 2011

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

***

About Technicolor

Technicolor is home to industry-leading creative and technology professionals committed to the creation, management and delivery of entertainment content to consumers around the world. Propelled by a culture of innovation and underpinned by a dedicated research organization, the company’s thriving licensing business possesses an extensive intellectual property portfolio focused on imaging and sound technologies. Serving motion picture, television, and other media clients, the company is a leading provider of high-end visual effects, animation, and postproduction services. In support of network service providers and broadcasters globally, Technicolor ranks among the worlds’ leading suppliers of digital content delivery services and home access devices, including set-top boxes and gateways. The company also remains a large physical media service provider, being one of the world’s largest film processors and independent manufacturers and distributors of DVDs and Blu-ray™ discs.

Euronext Paris: TCH n NYSE: TCH n www.technicolor.com

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

APPENDICES

…

RESTATEMENT OF FINANCIAL INDICATORS: BREAKDOWN BY OPERATING SEGMENT

Following the change in consolidation perimeter relating to PRN (previously included in Discontinued Operations and now included in Entertainment Services) and the change in reporting of the MediaNavi activities (previously included in Digital Delivery and now included in Technology), the Group is presenting below the quarterly financial indicators for 2009 and 2010 reflecting these changes.

In € million		Q1 2009	Q2 2009	H1 2009	Q3 2009	Q4 2009	H2 2009	FY 2009
Group revenues from continuing activities		937	906	1,843	825	951	1,776	3,619
of which:	Technology	93	102	196	98	97	195	391
	Entertainment Services	377	355	733	396	464	860	1,593
	Digital Delivery	422	417	839	314	376	690	1,529
Adjusted EBITDA from continuing activities				209			289	499
of which:	Technology			137			139	276
	Entertainment Services			65			154	219
	Digital Delivery			63			60	123
Adjusted EBIT from continuing activities				91			165	256
of which:	Technology			129			129	258
	Entertainment Services			5			69	74
	Digital Delivery			10			26	36
EBIT from continuing activities				5			94	99
of which:	Technology			113			103	217
	Entertainment Services			(55)			21	(34)
	Digital Delivery			6			22	28

In € million		Q1 2010	Q2 2009	H1 2010	Q3 2010	Q4 2010	H2 2010	FY 2010
Group revenues from continuing activities		704	795	1,499	920	1,155	2,075	3,574
of which:	Technology	93	95	188	126	136	261	450
	Entertainment Services	326	342	668	433	596	1,029	1,697
	Digital Delivery	283	357	641	360	423	783	1,423
Adjusted EBITDA from continuing activities				142			363	505
of which:	Technology			126			201	327
	Entertainment Services			60			157	217
	Digital Delivery			10			45	55
Adjusted EBIT from continuing activities				34			200	234
of which:	Technology			120			195	315
	Entertainment Services			(7)			42	35
	Digital Delivery			(26)			5	(20)
EBIT from continuing activities				22			15	38
of which:	Technology			117			199	315
	Entertainment Services			(13)			(49)	(62)
	Digital Delivery			(27)			(91)	(118)

The Group reminds that, as announced in its first half of 2010 results press release (29 July 2010), it has established a new business group —Digital Delivery— to increase its capability to capture the growth resulting from the shift to digital distribution. Digital Delivery brings together the Connect business and the Digital Content Delivery (DCD) Services Business (which was formerly part of Entertainment Services) to enable the Group to adapt to the changing needs of its Network Services Operator customer base, which is increasingly expanding its focus from delivery platforms to electronic media distribution.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Year ended December 31,
(€ in millions)	2010	2009	2008
Continuing operations
Revenues	3,574	3,619	4,192
Cost of sales	(2,795)	(2,804)	(3,422)
Gross margin	779	815	770

Selling and administrative expenses	(397)	(404)	(482)
Research and development expenses	(148)	(155)	(171)
Restructuring costs	(41)	(41)	(166)
Net impairment losses on non-current operating assets	(183)	(128)	(700)
Other income (expense)	28	12	(25)
Profit (loss) from continuing operations before tax
and net finance costs	38	99	(774)

Interest income	6	8	16
Interest expense	(145)	(51)	(89)
Gain on Technicolor’s debt restructuring on May 26, 2010	381	-	-
Other financial income (expense)	(126)	(25)	(301)
Net finance costs	116	(68)	(374)

Share of profit (loss) from associates	-	-	(4)
Income tax	2	(35)	(105)
Profit (loss) from continuing operations	156	(4)	(1,257)

Discontinued operations
Net loss from discontinued operations	(225)	(338)	(676)

Net income (loss)	(69)	(342)	(1,933)
Attributable to:
- Equity Holders	(69)	(342)	(1,930)
- Non-controlling interests	-	-	(3)

	Year ended December 31,
(in euro, except number of shares)	2010	2009	2008
Weighted average number of shares outstanding (basic
net of treasury stock)	104,817,755	26,308,997	26,294,015

Earnings (loss) per share from continuing operations
- basic	1.3	(0.2)	(48.4)
- diluted	1.0	(0.2)	(48.4)
Earnings (loss) per share from discontinued operations
- basic	(2.1)	(12.8)	(25.7)
- diluted	(1.5)	(12.8)	(25.7)
Total earnings (loss) per share
- basic	(0.8)	(13.0)	(74.1)
- diluted	(0.5)	(13.0)	(74.1)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(€ in millions)	December 31, 2010	December 31, 2009	December 31, 2008
ASSETS

Non-current assets:
Property, plant and equipment	430	431	541
Goodwill	644	746	926
Other intangible assets	512	456	673
Investments in associates	12	7	7
Investments and available-for-sale financial assets	4	42	52
Derivative financial instruments	6	-	-
Contract advances and up-front prepaid discount	73	60	131
Deferred tax assets	488	426	515
Income tax receivable	48	20	21
Other non-current assets	63	37	41
Cash collateral and security deposits	19	13	-

Total non-current assets	2,299	2,238	2,907

Current assets:
Inventories	153	97	270
Trade accounts and notes receivable	666	555	968
Current accounts with associates and joint ventures	4	5	4
Derivative financial instruments	-	7	85
Income tax receivable	17	15	32
Other current assets	318	316	485
Cash collateral and security deposits	55	82	38
Cash and cash equivalents	332	569	769
Assets classified as held for sale	90	436	33

Total current assets	1,635	2,082	2,684

Total assets	3,934	4,320	5,591

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(€ in millions)	December 31, 2010	December 31, 2009	December 31, 2008
EQUITY AND LIABILITIES

Shareholders' equity:
Common stock (174,846,625 shares at
December 31, 2010 with nominal value of	175	1,012	1,012
€1 per share)
Treasury shares	(156)	(156)	(159)
Additional paid in capital	641	1,643	1,643
Subordinated perpetual notes	500	500	500
Notes redeemable in shares	278	-	-
Other reserves	87	112	139
Retained earnings (accumulated deficit)	(791)	(3,340)	(2,998)
Cumulative translation adjustment	(231)	(226)	(272)

Shareholders’ equity (deficit)	503	(455)	(135)

Non-controlling interests	2	2	1

Total equity (deficit)	505	(453)	(134)

Non-current liabilities:
Borrowings	1,278	16	22
Retirement benefits obligations	332	310	332
Restructuring provisions	7	16	17
Derivative financial instruments	-	-	-
Other provisions	97	92	103
Deferred tax liabilities	193	198	284
Other non-current liabilities	131	60	45

Total non-current liabilities	2,038	692	803

Current liabilities :
Borrowings	47	2,727	2,862
Derivative financial instruments	-	4	46
Retirement benefits obligations	46	60	71
Restructuring provisions	49	48	115
Other provisions	69	68	102
Trade accounts and notes payable	528	435	968
Accrued employee expenses	158	128	155
Income tax payable	17	7	32
Other current liabilities	374	345	548
Payables on acquisition of companies	-	2	1
Liabilities classified as held for sale	103	257	22

Total current liabilities	1,391	4,081	4,922
Total liabilities	3,429	4,773	5,725

Total equity (deficit) and liabilities	3,934	4,320	5,591

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(€ in millions)	Year ended December 31
	2010	2009	2008
Net income (loss)	(69)	(342)	(1,933)
Loss from discontinued operations	(225)	(338)	(676)
Profit (loss) from continuing operations	156	(4)	(1,257)
Summary adjustments to reconcile profit from continuing operations to cash generated from continuing operations
Depreciation and Amortization	284	273	466
Impairment of assets	184	129	745
Net changes in provisions	(22)	(80)	94
(Profit) / loss on asset sales	(31)	(13)	(1)
Interest (Income) and Expense	139	43	56
Gain on Technicolor’s debt restructuring on May 26, 2010	(381)	-	-
Other non cash items (including tax)	39	42	186
Changes in working capital and other assets and liabilities	(93)	(117)	(337)
Cash generated from / (used in) continuing operations	275	273	(48)
Interest paid	(138)	(51)	(70)
Interest received	4	8	5
Income tax paid	(21)	(35)	(30)
Net operating cash generated from / (used in) continuing activities	120	195	(143)
Net operating cash used in discontinued operations	(55)	(97)	(175)
Net cash from / (used in) operating activities (I)	65	98	(318)

Acquisition of subsidiaries, associates and investments, net of cash	(4)	(5)	(14)
Net cash impact from sale of investments	37	23	5
Purchases of property, plant and equipment (PPE)	(135)	(121)	(167)
Proceeds from sale of PPE and intangible assets	11	17	3
Purchases of intangible assets including capitalization of development	(41)	(45)	(69)
Cash collateral and security deposits granted to third parties	(7)	(58)	35
Cash collateral and security deposits reimbursed by third parties	41	3	-
Loans (granted to) / reimbursed by third parties	(1)	(8)	(3)
Net investing cash generated / (used) in continuing activities	(99)	(194)	(280)
Net investing cash generated from / (used in) discontinued operations	(5)	(34)	(71)
Net cash used in investing activities (II)	(104)	(228)	(351)

Increase of capital	203	-	-
Purchases of treasury shares and others	-	-	1
Repayment of convertible bonds	-	-	(367)
Proceeds from borrowings	4	3	1,611
Repayments of borrowings	(338)	(50)	(338)
Fees paid linked to the debt and capital restructuring	(51)	(27)	-
Payment of the interests claims of TSS holders	(25)	-	-
Dividends and distributions paid to Group’s shareholders	-	-	(29)
Net financing cash generated from/ (used in) continuing activities	(207)	(74)	878
Net financing cash used in discontinued operations	(2)	(1)	(8)
Net cash provided by / (used) in financing activities (III)	(209)	(75)	870

Net (decrease) / increase in cash and cash equivalents (I+II+III)	(248)	(205)	201
Cash and cash equivalents at beginning of year	569	769	572
Exchange losses on cash and cash equivalents	11	5	(4)
Cash and cash equivalents at end of year	332	569	769

Reconciliation of adjusted indicators

Technicolor is presenting, in addition to published results and with the aim to provide a more comparable view of the evolution of its operating performance vs. the second half and the full year of 2009, a set of adjusted indicators which exclude the following items as per the statement of operations of our consolidated financial statements:

•

Restructuring charges

•

Net impairment charges

•

Other income and expenses (other non-current items)

These adjustments, the reconciliation of which is presented in the following table, amount to an impact on the Group EBIT from continuing operations of €(185) million for second half of 2010, compared to an impact of €(71) million for the second half 2009.

These adjustments amount to an impact on the Group EBIT from continuing operations of €(196) million for the year 2010, compared to an impact of €(157) million for the year 2009.

In € million	H2 2009	H2 2010	Change	FY 2009	FY 2010	Change
EBIT from continuing operations	94	15	(79)	99	38	(61)
Restructuring charges, net	(38)	(27)	+11	(41)	(41)	0
Net impairment losses on non-current operating assets	(49)	(183)	(134)	(128)	(183)	(55)
Other income / (expense)	16	25	+9	12	28	+16
Adjusted EBIT from continuing operations	165	200	+35	256	234	(22)
As a % of revenues	+9.3%	+9.6%	+0.3pt	7.1%	6.5%	(0.6)pt
Depreciation and amortization (D&A)*	124	163	+39	243	271	+28
Adjusted EBITDA from continuing operations	289	363	+74	499	505	+6
As a % of revenues	+16.3%	17.5%	+1.2pts	13.8%	14.1%	+0.3pt
* including impact of provisions for risks, litigations and warranties

CAPITAL STRUCTURE

Pursuant to the May 2010 rights issue, the July 2010 10:1 reverse split, the redemption of NRS I and the DPN repayment in December 2010, the total number of shares of the Company amounted to 174,846,625 on 31 December 2010. Including the redemption of all outstanding NRSs, and assuming that tranche IIC is fully redeemed in shares, the total number of shares of the Company is expected to amount to 226,369,751 on 31 December 2011.

Total number of shares
Total number of shares at 31 December 2009 (a)	26.989.003
Rights issue May 2010 (a)	52,660,878
Total number of shares at 30 June 2010	79,649,881
Repayment of DPN maturing 31 December 2010	50,000,000
Redemption of NRS I maturing 31 December 2010 (conversion ratio 0.144)	45,196,744
Total number of shares at 31 December 2010	174,846,625
NRS II and IIC maturing 31 December 2011 (conversion ratio 0.159), (b)	51,523,126
Number of shares including outstanding NRS redemption (b) (c)	226,369,751
(a) adjusted for 10:1 reverse split (b) including 5,328,181 NRS I deferred to 31 December 2011 (c) assuming the Company does not exercise its option to repay part or all of NRS IIC in cash